

June 12, 2014

<u>Via E-Mail</u>
Eric Sibbitt, Esq.
O'Melveny & Myers LLP
2 Embarcadero Center, 28th Floor
San Francisco, CA, 94111

> **Re:** **Hancock Fabrics, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on June 10, 2014**
> **File No. 1-09482**
>
> **Schedule 13E-3 Amendment No. 1**
> **Filed on June 10, 2014**
> **File No. 5-39257**

Dear Mr. Sibbitt:

We have reviewed the above filings and have the following additional comments.

Preliminary Proxy Statement

1. We note your response to prior comment 1 and the additional materials filed as Exhibit 16(c)(ii) to the Schedule 13E-3 and attached as Exhibit D to the revised preliminary proxy statement. With a view towards disclosure, please advise us why certain line items in Sutter's Projected Cash Flows for each of the Mid, High and Low cases have different values than the corresponding line items in the High, Mid and Low Case Scenario Projections included as Exhibit C to the preliminary proxy statement. For example, we note that in the Company's High Case Scenario Projections included in Exhibit C, the Revenue, EBIT and EBITDA line items have the same values found in Sutter's Projected Cash Flows High Case included in Exhibit D, but the Net Income values and Free Cash Flow Values are different. If Sutter modified the projections as part of its Discounted Cash Flow analysis, please disclose such in the proxy statement and also disclose whether such modifications resulted in a higher or lower per share valuation than the Company's projections might have otherwise indicated.

2. We note your response to prior comment 6 and we reissue the comment with respect to the factors described in clauses (iv) (going concern value) and (vi) (purchase prices paid in previous purchases disclosed in response to Item 1002(f) of Regulation M-A) of Instruction 2 to Item 1014. If the Board based its consideration of clause (iv) (going concern value) on Sutter's guideline company, guideline transaction and discounted cash

flow analyses found on pages 26 and 27 of the revised preliminary proxy statement, then similar to our prior comment 5, the Board should expressly adopt such analyses as its own.

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Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions